

03011077

| ANNUAL AUDITED REPORT |
| FORM X-17A-5 |
| PART III |

*c*ʷⁿ

FACING PAGE
Information
Required of Brokers and Dealers
Pursuant to Section 17 of the Securities
Exchange Act of 1934 and Rule 17a-5 Thereunder

T 3 A

| SEC FILE NO. |
| 8 - ~~8-30177~~ |
| 53339 |

REPORT FOR THE PERIOD BEGINNING ___January 1, 2002___ AND ENDING ___December 31, 2002___
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

HCA Securities, Inc.

| Official Use Only |
| FIRM ID. NO. |



FEB 2 8 2003

207

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

One SeaGate

(No. and Street)

Toledo   Ohio   43666
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Marlene J. Snow   419-247-1028
                                             (Area Code—Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name—if individual, state, last, first, middle name)

Ernst & Young LLP

| One SeaGate | | Toledo | Ohio | 43604 |
| (ADDRESS) | Number and Street | City | State | (Zip Code) |

CHECK ONE:

✓	Certified Public Accountant
	Public Accountant
	Accountant not resident in U.S. or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by
a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

SEC 1410 (1-78)

PROCESSED

MAR 13 2003

THOMSON
FINANCIAL

OATH OR AFFIRMATION

I, **Constance L. Souders,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules, pertaining to the firm of **HCA Securities, Inc.** as of **December 31, 2002,** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Jodie Lynn Crotteau
Notary Public, State of Ohio
Commission Expires 08-31-2005

_____
Signature

_____
President
Title

_____
Notary Public

This report** contains (check all applicable boxes):

✓	(a)	Facing page.
✓	(b)	Statement of Financial Condition.
✓	(c)	Statement of Income (Loss).
✓	(d)	Statement of Changes in Financial Condition.
✓	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors.
✓	(g)	Computation of Net Capital.
	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
✓	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
✓	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
✓	(l)	An Oath or Affirmation.
	(m)	A copy of the SIPC Supplemental Report.
✓	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

FINANCIAL STATEMENTS AND ADDITIONAL INFORMATION

HCA Securities, Inc.

Year ended December 31, 2002 with Report of Independent Auditors

0301-03B2448

HCA Securities, Inc.

Financial Statements

Year ended December 31, 2002

Contents

0301-0382448

ERNST & YOUNG

■ Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

■ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Report of Independent Auditors

The Board of Directors
HCA Securities, Inc.

We have audited the accompanying statement of financial condition of HCA Securities, Inc. (a wholly-owned subsidiary of Harbor Capital Advisors, Inc. and ultimately Robeco Groep N.V.) as of December 31, 2002, and the related statements of income, shareholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of HCA Securities, Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The other financial information as listed in the table of contents is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 17, 2003

Ernst & Young LLP

HCA Securities, Inc.

Statement of Financial Condition

December 31, 2002

Asset
Cash and cash equivalents	$	2,729,912
Accounts receivable		12,412
	$	2,742,324

Liabilities and shareholder's equity
Accounts payable	$	617
Federal income taxes payable		29,418

Shareholder's equity:
Common stock, no par value; 1,000 shares authorized, issued and outstanding	10
Additional paid-in capital	2,657,591
Retained earnings	54,688
Total shareholder's equity	2,712,289
	$ 2,742,324

See accompanying notes.

HCA Securities, Inc.

Statement of Income

Year ended December 31, 2002

Revenues

Fees—12b-1	$	924
Interest and dividends		38,917
Income before provision for income taxes		39,841

Expenses

Fees—12b-1	924
Other	226
	1,150
Income before provision for income taxes	38,691
Provision for federal income taxes—current	13,541
Net income	$ 25,150

See accompanying notes.

HCA Securities, Inc.

Statement of Shareholder's Equity

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at December 31, 2001	$ 10	$ 2,657,591	$ 29,538	$ 2,687,139
Net income			25,150	25,150
Balance at December 31, 2002	$ 10	$ 2,657,591	$ 54,688	$ 2,712,289

HCA Securities, Inc.

Statements of Cash Flows

Year ended December 31, 2002

Operating activities

Net income	$	25,150
Adjustment to reconcile net income to net cash provided		
by operating activities		
Changes in operating assets and liabilities:		
Accounts receivable		(12,412)
Accounts payable		617
Income taxes payable		13,542
Net cash used in operating activities		26,897
Net increase in cash and cash equivalents		26,897
Cash and cash equivalents at beginning of the period		2,703,015
Cash and cash equivalents at end of the period	$	2,729,912

See accompanying notes.

0301-0382448

HCA Securities, Inc.

Notes to Financial Statements

Year ended December 31, 2002

1. Summary of Significant Accounting Policies

Organization

HCA Securities, Inc (the Company) is a wholly-owned subsidiary of Harbor Capital Advisors, Inc., which serves as a broker-dealer and is the principal distributor of certain mutual funds.

In 2001 Robeco Groep N.V. (Robeco), a privately owned company in The Netherlands, purchased substantially all the assets and operations of Harbor Capital Advisors, Inc. (including the Company) and assumed all liabilities of Harbor Capital Advisors, Inc. As a result, the Company was recapitalized.

Cash Equivalents

The Company considers all short-term investments with a maturity of three months or less at the date of purchase to be cash equivalents.

Revenues

Interest and dividend income is recorded when earned on money market investments.

Federal Income Tax

The Company's results of operations are included in the consolidated federal income tax return filed by Harbor Capital Advisors, Inc. The current provision for federal income tax is determined on the basis of the contribution of the Company to the consolidated taxable income or loss.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts and disclosures reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

HCA Securities, Inc.

Notes to Financial Statements (continued)

2. Related Parties

At December 31, 2002, cash and cash equivalents included $2,717,294 invested in Harbor Money Market Fund for which Harbor Capital Advisors, Inc. is the investment advisor. Interest and dividend income of $38,917 was earned on the related party investment in the year ended December 31, 2002. All expenditures of the Company, except for income taxes, are paid by Harbor Capital Advisors, Inc. Harbor Capital Advisors, Inc. does not charge the Company for these expenditures.

3. Net Capital Requirements

The Company is subject to the net capital rules of the U.S. Securities and Exchange Commission and the states in which it conducts business. These rules prohibit a broker-dealer from engaging in any securities transaction at a time when its "aggregate indebtedness" exceeds 15 times its "net capital," as those terms are defined by the rules. At December 31, 2002, under the most restrictive of these rules, the Company's net capital and required net capital were $2,645,531 and $25,000, respectively, and its ratio of aggregate indebtedness to net capital was 0.011 to 1.

Other Financial Information

0301-0382448

COMPUTATION OF NET CAPITAL

1. Total ownership equity from Statement of Financial Condition

    $\underline{\hspace{2cm}2,712,289}$
    [3480]

2. Deduct ownership equity not allowable for Net Capital

    [3490]

3. Total ownership equity qualified for Net Capital

    $\underline{\hspace{2cm}2,712,289}$
    [3500]

4. Add:

    A. Liabilities subordinated to claims of general creditors allowable in computation of net capital

    $\underline{\hspace{3cm}0}$
    [3520]

    B. Other (deductions) or allowable credits (List)

[3525A]	[3525B]
[3525C]	[3525D]
[3525E]	[3525F]

    $\underline{\hspace{3cm}0}$
    [3525]

5. Total capital and allowable subordinated liabilities

    $\underline{\hspace{2cm}2,712,289}$
    [3530]

6. Deductions and/or charges:

    A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)

    $\underline{\hspace{2cm}12,412}$
    [3540]

    B. Secured demand note deficiency

    [3590]

    C. Commodity futures contracts and spot commodities - proprietary capital charges

    [3600]

    D. Other deductions and/or charges

    [3610] $\underline{\hspace{2cm}-12,412}$
    [3620]

7. Other additions and/or credits (List)

[3630A]	[3630B]
[3630C]	[3630D]
[3630E]	[3630F]

    $\underline{\hspace{3cm}0}$
    [3630]

8. Net capital before haircuts on securities positions

    $\underline{\hspace{2cm}2,699,877}$
    [3640]

9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):

A. Contractual securities commitments _____ [3660]

B. Subordinated securities borrowings _____ [3670]

C. Trading and investment securities:

    1. Exempted securities _____ [3735]

    2. Debt securities _____ [3733]

    3. Options _____ [3730]

    4. Other securities _____ [3734]

D. Undue Concentration _____ [3650]

E. Other (List)

2% ON MONEY MARKET ACCTS	54,346	
[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	54,346	-54,346
	[3736]	[3740]

10. Net Capital _____ 2,645,531 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6-2/3% of line 19)   2,002 [3756]

12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)   25,000 [3758]

13. Net capital requirement (greater of line 11 or 12)   25,000 [3760]

14. Excess net capital (line 10 less 13)   2,620,531 [3770]

15. Excess net capital at 1000% (line 10 less 10% of line 19)   2,642,527 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

9

16.   Total A.I. liabilities from Statement of Financial Condition

                                   30,035 [3790]

17.   Add:

    A.   Drafts for immediate credit

            [3800]

    B.   Market value of securities borrowed for which no equivalent value is paid or credited

            [3810]

    C.   Other unrecorded amounts(List)

            [3820A]   [3820B]

            [3820C]   [3820D]

            [3820E]   [3820F]

                           0   0
                          [3820]   [3830]

19.   Total aggregate indebtedness

                                     30,035 [3840]

20.   Percentage of aggregate indebtedness to net capital (line 19 / line 10)

                          %   1 [3850]

OTHER RATIOS

21.   Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)

                          %   0 [3860]

EXEMPTIVE PROVISIONS

25. If an exemption from Rule 15c3-3 is claimed, identify below the section upon which
such exemption is based

A. (k) (1)—Limited business (mutual funds and/or variable annuities only) ☑ [4550]

B. (k) (2)(i)—"Special Account for the Exclusive Benefit of customers" maintained ☐ [4560]

C. (k) (2)(ii)—All customer transactions cleared through another broker-dealer on a
fully disclosed basis. Name of clearing firm(s) ☐ [4570]

Clearing Firm SEC#s	Name	Product Code
8- _____ [4335A]	_____ [4335A2]	_____ [4335B]
8- _____ [4335C]	_____ [4335C2]	_____ [4335D]
8- _____ [4335E]	_____ [4335E2]	_____ [4335F]
8- _____ [4335G]	_____ [4335G2]	_____ [4335H]
8- _____ [4335I]	_____ [4335I2]	_____ [4335J]

D. (k) (3)—Exempted by order of the Commission ☐ [4580]

11

≡IJ ERNST & YOUNG

■ Ernst & Young LLP
One SeaGate
Toledo, Ohio 43604

■ Phone: (419) 244-8000
Fax: (419) 244-4440
www.ey.com

Independent Auditors' Report on the Internal Control
Structure Required by SEC Rule 17a-5

The Board of Directors
HCA Securities, Inc.

In planning and performing our audit of the financial statements of HCA Securities, Inc. (the Company) for the year ended December 31, 2002, we considered its internal control in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the Commission), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures during the year ended December 31, 2002) followed by HCA Securities, Inc. that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be and should not be used by anyone other than the specified parties.

January 17, 2003

Ernst & Young LLP